Exhibit 99.8

E-mail Communication

From:	,
Sent:	April , 2008
To:	Participating Employees

Dear Employees:

Congratulations! At the 2008 Annual Meeting of Shareowners, the proposal to reprice stock options granted under the 2001 Equity Incentive Plan (the “Plan”) for our non-executive officer employees was approved by our shareowners. Accordingly, we have repriced all non-executive options validly tendered in the offer that had an exercise price above the $             closing market price of our common stock on April 29, 2008. Accordingly, any such option will now have a revised exercise price of $            .

We expect that Charles Schwab & Co., Inc.’s records will be updated no later than May 2, 2008.

Please also refer to your option certificate/agreement for the terms and conditions of your option grant(s). A copy of the Plan prospectus is posted on Schwab’s Equity Award Center website, http://eac.schwab.com, for your information.

This is the only notification of the repricing that you will receive. Please save this confirmation with your option certificate/agreement for future reference. Although every attempt has been made to confirm that this notice is accurate, the official stock documents will control should there be any conflict between the information in this notice and such official documents.